Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

(Commission File No. 001-01063)

Dana Comments on Decision by GKN Shareholders

MAUMEE, Ohio, Mar. 29, 2018 – Dana Incorporated (NYSE: DAN) acknowledges the decision by a majority of the shareholders of GKN plc to accept the proposal by Melrose Industries plc to acquire GKN. As a consequence, it looks unlikely that our proposed combination with GKN Driveline will proceed.

“We are, of course, disappointed by today’s outcome and continue to believe Dana would be the best owner and operator of GKN Driveline,” said James Kamsickas, Dana president and chief executive officer. “This has always been an opportunity, not a required or critical asset. Dana is a strong, thriving company, and we will continue our focus on the execution of our enterprise strategy, delivering for customers and remaining responsible stewards of our shareholders’ capital.”

About Dana Incorporated

Dana is a world leader in highly engineered solutions for improving the efficiency, performance, and sustainability of powered vehicles and machinery. Dana supports the passenger vehicle, commercial truck, and off-highway markets, as well as industrial and stationary equipment applications. Founded in 1904, Dana employs more than 30,000 people in 33 countries on six continents who are committed to delivering long term value to customers. Based in Maumee, Ohio, USA, the company reported sales of $7.2 billion in 2017. Dana is ranked among the Drucker Institute’s listing of the 250 most effectively managed companies. For more information, please visit dana.com.

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